Exhibit 21.1

SUBSIDIARIES OF THE DUCKHORN PORTFOLIO, INC.

Entity	Jurisdiction
Selway Wine Company	Delaware
Mallard Buyer Corporation	Delaware
Heritage Wine, LLC	Delaware
Duckhorn Wine Company	California
Canvasback Wine, LLC	Delaware
Waterfowl Wine, LLC	Delaware
KB Wines Corporation	Delaware
Domaine M.B., LLC	California
Chenoweth Graham, LLC	California
Bootlegger’s Hill, LLC	California